

August 22, 2023

Matthew K. Schatzman
Chief Executive Officer
NextDecade Corporation
1000 Louisiana Street, Suite 3900
Houston, Texas 77002

      Re: NextDecade Corporation
          Registration Statement on Form S-3
          Filed August 15, 2023
          File No. 333-274000

Dear Matthew K. Schatzman:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Purcell at 202-551-5351 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Energy & Transportation

cc: Ryan Maierson